2005
FIRST QUARTER REPORT
BENGUET CORPORATION
AND SUBSIDIARIES

The momentous decision of the Supreme Court in December 2004 to uphold the Mining Act of 1995 breathed new life into the ailing Philippine mining industry. As a direct result of this, Benguet Corporation's mineral properties in the first quarter of 2005 generated new and renewed attention from major foreign investors. Your Company welcomes this favorable development even as it continues to operate with positive results its existing mining ventures like the Acupan Contract Mining Operation and Irisan Lime Project.

Also during the first quarter, progress was made in activities that would have a significant impact on your Company's long-term outlook. On January 19, the Bids and Awards Committee of the Baguio Water District recommended the award of the Bulk Water Supply to your Company after an extended and detailed evaluation of Envelopes B and C. On February 28, fully owned subsidiary Benguet Management Corporation moved closer to a final settlement of its secured debt with the turnover of properties to its creditor banks. BMC Forestry Corporation was awarded a reforestation project by the National Power Corporation, and Arrow Freight Corporation posted third consecutive profitable quarter after three years of losses.

Consolidated Results

Consolidated net loss this quarter amounted to P48,400,000 (US$883,000) or P0.42 (US$0.008) per share, slightly lower than the loss of P70,600,000 (US$1,253,000) or P0.62 (US$0.011) per share in the same quarter of 2004. The reduction was attributable mainly due to foreign exchange gain booked this quarter versus foreign exchange loss for the same period last year. The loss this quarter include non-cash accrued interest expense depreciation and amortization.

Operating revenues this quarter amounted to P95,200,000 (US$1,738,000), higher than P68,200,000 (US$1,210,000) for the same quarter in 2004.

Mining Operations

The Masinloc Chromite Operation (MCO) incurred a net loss of P3,700,000 (US$68,000) this quarter, a reversal from the P2,300,000 (US$41,000) net earnings for the same quarter in 2004. The unfavorable variance was largely due to higher average production cost from $65.06 in 2004 to $95.34 per tonne in 2005. Sales volume for the quarter aggregated 5,868 tonnes, compared with the 3,461 tonnes for the same quarter last year.

The Acupan Contract Mining Project (ACMP) generated net earnings of P3,200,000 (US$59,000) this quarter, compared with the net earnings of P4,700,000 (US$84,000) for the same quarter in 2004. Gold production was 654 ounces from 1,218 DMT of run-of-mine ore containing 15.54 grams of gold per tonne, higher compared with the 601 ounces from 1,394 DMT of run-of-mine ore containing 14.94 grams of gold per tonne for the same quarter in 2004.

Your Company's Irisan Lime Project (ILP) generated net earnings of P1,000,000 (US$19,000) this quarter, compared with the net earnings of P1,200,000 (US$22,000) for the same period in 2004.

Exploration, Research and Development

The recent improvement in metal prices and the shift in government policy towards mining from tolerance to promotion have attracted major investor attention to your Company's mineral properties. Companies from China, Australia and Canada have expressed interest in the Kingking Copper Gold Prospect. This development follows the Supreme Court's ruling in December 2004 that foreign companies can own up to 100 percent of local mining projects, a decision that removes obstacles to and encourages foreign investment in Philippine mining.

The Supreme Court ruling has likewise opened up your Company's Sta. Cruz nickel laterite property in Zambales, which has drawn interest from the Japanese, Canadian, Australian and Chinese groups. Last February 2005, Benguet Corporation and Eramen Minerals, Inc. (EMI), entered into a non-exclusive Memorandum of Agreement (MOA) with Metallurgical Construction (Group) Corporation, which allows MCC to conduct a diligence study on the mineral claims. MCC is a state-owned corporation with technical and financial capability to explore and develop the properties. Prior to the MOA with MCC, your

Company entered into an agreement with EMI, owner of an adjacent property, to promote the exploration and development of their combined nickel and cobalt resources, either through sale or joint venture partners.

Your Company submitted to the Department of Energy (DOE) an updated five-year integrated exploration and development/production work program for its Surigao Coal Project. The programs of work outline the various activities and plans for the 12 Company-controlled coal blocks with a total land area of 12,000 hectares located in the municipality of San Miguel, San Agustin and Marihatag in Surigao del Sur.

The Department of Environment and Natural Resources-Mines and Geosciences Bureau (DENR-MGB) recently approved a 2-year extension of your Company's exploration activities in the Gulf Estates Mining Corporation (GEMCOR) limestone properties.

Water Resource Development

On November 5, 2004, the Board of Directors of the Baguio Water District (BWD) issued Resolution No. 59-2004, concurring with the findings of the Local Water Utilities Administration (LWUA) that the Envelope B submitted by your Company for the Bulk Water Supply Project is compliant with the terms of reference. The resolution authorized the bidding process to resume with BenguetCorp as the only remaining bidder in contention. On November 11, 2004, your Company submitted Envelope C, the third and final bidding requirement that includes the tariff bid and the bid bond. Last January 19, 2005, the BWD Bids and Award Committee (BWD-BAC) recommended the award of the project to BenguetCorp and this is presently being considered by the BWD Board of Directors. Your Company has proposed to convert its mined-out 440 Vein Open Pit into a water reservoir with the capability to supply at least 50,000 cubic meters of potable water per day to Baguio City.

Land Development

For your Company's Woodspark Rosario subdivision in La Union, total sales to-date is 63 lots with an aggregate area of 9,386 square meters amounting to P14.079 million. As your Company complies with the requirements of Pag-ibig Fund and GSIS for housing loan programs, it will extend its lot offers to employees of government agencies and private establishments in Rosario town. Presently its marketing effort is focused on families of overseas contract workers. The completed works to-date include a landscaped entrance gate and guardhouse, electrical distribution system, deep well, pump and control house, and administration building. The development of roads, perimeter fence and water distribution and drainage systems are on-going.

Your Woodsdale Subdivision in Virac, Itogon, Benguet has been granted a Certificate of Completion by the Itogon local government and the Housing and Land Use Regulatory Board. The administration and maintenance of the subdivision utilities and facilities have been partially turned over to the homeowners association. The design and costing of the socialized portion of the subdivision are still being worked on to suit the preference and financial capability of the target market.

The critical decline in tourism arrivals at Baguio City brought about by the meningococcemia scare during the first quarter of 2005 has greatly affected the volume of visitor arrivals to your Benguet Mines Tourism Village (BMTV) in Balatoc. Visitor arrivals decreased by 40% compared to the same period of the previous year. As part of its promotional strategy to present a positive image, BMTV was featured in the Philippine Star, Reuters, European Photo Agency, Manila Bulletin, The Daily Tribune, Midland Courier and the highly rated ABS-CBN Rated K of Korina Sanchez. BMTV likewise participated at the First ADIVAY Trade and Tourism Event at La Trinidad and the Panagbenga 2005 in Baguio City. BMTV continues to work closely with Baguio City tourism organizations and participates in the over-all public relations campaign of the City.

Services

The National Power Corporation awarded your Company a P3.931

million contract for the reforestation of 100-hectare open brushland at Bolo, Poblacion, Bokod, Benguet. Your Company has opened up its forestry management group under BMC Forestry Corporation (BFC), to



provide forestry-related services to the outside market.

Benguet Management Corporation

Benguet Management Corporation (BMC), a 100% owned subsidiary, and its subsidiaries reported a consolidated net loss of P4,300,000 (US$79,000) this quarter, from a loss of P14,200,000 (US$252,000) in the same quarter last year.

Benguetrade, Inc. (BTI), the trading subsidiary of BMC, incurred a net loss of P1.063 million, higher than the P0.962 million loss during the same period in 2004. The loss was primarily due to delays in the completion of a power plant silo rehabilitation project and the delivery of steel casting orders.

Arrow Freight Corporation (AFC), the logistics subsidiary of BMC, reported a net income of P0.677 million, a turn-around from the P0.627 million net loss it suffered for the same period in 2004. Market development continues to be the top priority and new contracts are anticipated to be finalized within the year.

Debt Repayment Plan

On June 11, 1999, your Company reached an agreement with its creditor-banks on the repayment of its outstanding loans. A Term Sheet was signed extending the maturity of your Company's loan up to June 30, 2000, with automatic renewal every anniversary up to the year 2002, upon payment of annual interest. Your Company was able to settle major portions of the interest due on June 30, 2000 through a combination of cash and Tax Credit Certificates (TCCs). For June 30, 2001 and June 30, 2002, your Company wrote the banks and offered to settle the annual interest due on 2001 and 2002. In its letter to the banks dated October 3, 2002, your Company requested for additional time to settle its obligations pending its formal entry into the Baguio Bulk Water Project.

As of March 31, 2005, your Parent Company's loans subject to the repayment plan amount to P1.7 billion (US$30.5 million).

BMC and its secured creditor banks led by Keppel Bank Philippines, Inc. (KBPI) as Trustee, signed a Memorandum of Agreement (MOA) on November 12, 2004. The MOA and the accompanying side letter agreement paves the way for a full settlement of the P171.2 million secured debt of BMC. On February 28, 2005, BMC turned over the properties under the Mortgage Trust Indenture (MTI) to Keppel Bank Philippines, Inc. (KBPI). KBPI is currently working on the transfer of titles of the BMC Foundry and Mango Farm properties.

Asset Disposal

Your Company's asset disposal activities this quarter generated P6,657,828 from sale of non-performing assets in the form of equipment, materials and supplies, and scrap.

Value Added Tax Claims

The Bureau of Internal Revenue and Department of Finance granted your Company this quarter tax credit certificates of P8 million, bringing to P620 million the aggregate amount of tax credit so far granted to your Company. As of March 31, 2005, the balance of your Company's claims awaiting administrative and judicial review for direct exports and gold sold to the BSP amount to P203 million.

Outlook

In the 2nd quarter of 2005, Benguet Corporation will proceed to negotiate with interested foreign parties for the exploration and development of the Kingking Copper Gold and Sta. Cruz Nickel properties. It will study further the potential of the Surigao Coal prospect to augment the long-term coal supply to the country's power plants. With the award of the Bulk Water Supply Project in sight, your Company plans to synchronize implementation of the project with the Baguio Water District's own program for the improvement and expansion of the city's water distribution system. Finally, your Company's operating units will continue to build on the gains that they have achieved towards bringing themselves back to profitability.

BENJAMIN PHILIP G. ROMUALDEZ
President & Chief Executive Officer

BENGUET CORPORATION & SUBSIDIARES
Consolidated Results of Operations
In Thousands (Except Per Share Data) - Unaudited

	THREE MONTHS ENDED MARCH 31	
PHILIPPINE PESOS	**2005**	**2004**
Operating Revenue	P95,200	P68,200
Operating Profit (Loss)	(10,400)	(5,700)
Other Income (Expenses) – Net	(38,000)	(64,900)
Net Income (Loss)	(48,400)	(70,600)
Earnings (Loss) Per Share (a)	(P0.42)	(P0.62)
US DOLLARS (b)		
Operating Revenue	$1,738	$1,210
Operating Profit (Loss)	(190)	(101)
Other Income (Expenses) – Net	(693)	(1,152)
Net Income (Loss)	(883)	(1,253)
Earnings (Loss) Per Share (a)	($0.008)	($0.011)

(a) Earnings per share are based on the weighted average number of common shares outstanding of 114,112,535 in 2005 and 2004.
(b) Benguet is a Philippine corporation & its books of accounts are kept in Philippine pesos. US Dollar figures are shown purely for convenience & were computed based on the interbank guiding rate at March 31 of P54.793 to US$1.00 in 2005 (P56.357 to US$1.00 in 2004).

BenguetCorp

Bulk Pre-Sorted 1st Class Postage Paid at Makati CPO under Permit No. PS 188-98 NCR dated July 21, 1998

2005 FIRST QUARTER REPORT